                                               --------------------------------
                                               OMB APPROVAL
                                               OMB Number: 3235-0145
                                               Expires: October 31, 2002
                                               Estimated average burden
                                               hours per response. . . 14.9
                                               --------------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                           Strayer Education, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  863236105
        --------------------------------------------------------------
                                (CUSIP Number)


                                 May 15, 2001
        --------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [_]      Rule 13d-1(d)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No.      863236105              Page       1       of    8      Pages
           ------------------               -----------     ---------

-------------------------------------------------------------------------------
1      |NAME OF REPORTING PERSONS
       |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       |
       |Ron K. Bailey
       |
-------|-----------------------------------------------------------------------
2      |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       |(SEE INSTRUCTIONS)                                            (a) [_]
       |
       |                                                              (b) [_]
       |
-------|-----------------------------------------------------------------------
3      |SEC USE ONLY
       |
-------|-----------------------------------------------------------------------
4      |CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |United States
-------------------------------------------------------------------------------
             |5     |SOLE VOTING POWER
             |      |
             |      |0 shares
  NUMBER OF  |------|----------------------------------------------------------
    SHARES   |6     |SHARED VOTING POWER
 BENEFICIALLY|      |
   OWNED BY  |      |1,000,000 shares
     EACH    |      |
  REPORTING  |------|----------------------------------------------------------
    PERSON   |      |SOLE DISPOSITIVE POWER
    WITH:    |      |
             |7     |0 shares
             |------|----------------------------------------------------------
             |      |SHARED DISPOSITIVE POWER
             |      |
             |8     |1,000,000 shares
-------------------------------------------------------------------------------
9      |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |
       |1,000,000 shares
-------|-----------------------------------------------------------------------
10     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       |SHARES (SEE INSTRUCTIONS)
       |                                                                  [ ]
-------|-----------------------------------------------------------------------
11     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       |
       |12.0%
-------|-----------------------------------------------------------------------
12     |TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       |
       |IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP No.      863236105              Page       2       of    8      Pages
           ------------------               -----------     ---------

-------------------------------------------------------------------------------
1      |NAME OF REPORTING PERSONS
       |I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       |
       |Beverly W. Bailey
       |
-------|-----------------------------------------------------------------------
2      |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       |(SEE INSTRUCTIONS)                                            (a) [_]
       |
       |                                                              (b) [_]
       |
-------|-----------------------------------------------------------------------
3      |SEC USE ONLY
       |
-------|-----------------------------------------------------------------------
4      |CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |United States
-------------------------------------------------------------------------------
             |5     |SOLE VOTING POWER
             |      |
             |      |0 shares
  NUMBER OF  |------|----------------------------------------------------------
    SHARES   |6     |SHARED VOTING POWER
 BENEFICIALLY|      |
   OWNED BY  |      |1,000,000 shares
     EACH    |      |
  REPORTING  |------|----------------------------------------------------------
    PERSON   |      |SOLE DISPOSITIVE POWER
    WITH:    |      |
             |7     |0 shares
             |------|----------------------------------------------------------
             |      |SHARED DISPOSITIVE POWER
             |      |
             |8     |1,000,000 shares
-------------------------------------------------------------------------------
9      |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |
       |1,000,000 shares
-------|-----------------------------------------------------------------------
10     |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       |SHARES (SEE INSTRUCTIONS)
       |                                                                  [_]
-------|-----------------------------------------------------------------------
11     |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       |
       |12.0%
-------|-----------------------------------------------------------------------
12     |TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       |
       |IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP No.      863236105              Page       3       of    8      Pages
           ------------------               -----------     ---------

Item 1

(a)               Name of Issuer:

                  Strayer Education, Inc.

(b)               Address of Issuer's Principal Executive Offices:

                  1025 15th Street N.W.
                  Washington, DC  20005

Item 2

(a)               Name of Persons Filing:

                  Ron K. Bailey
                  Beverly W. Bailey

(b)               Address of Principal Business Office or, if none, Residence:

                  550 N. Reo Street
                  Suite 300
                  Tampa, Florida 33609

(c)               Citizenship:

                  United States

(d)               Title of Class of Securities:

                  Common Stock, par value $.01 per share

(e)               CUSIP Number:

                  863236105


Item 3: Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

                  Not applicable.

                                 SCHEDULE 13G


CUSIP No.      863236105              Page       4       of    8      Pages
           ------------------               -----------     ---------

Item 4:           Ownership:

                  (a)      Amount Beneficially Owned:

                           Ron K. Bailey and Beverly W. Bailey (the "Baileys") beneficially own 1,000,000 shares (the "Shares") of common stock of Strayer Education, Inc. ("Strayer") as of May 16, 2001. On May 15, 2001, Strayer purchased 7,175,000 of the Baileys' 8,175,000 shares of common stock for $25.00 per share, pursuant to a tender offer commenced by Strayer on April 17, 2001. The self tender offer closed at 5:00 p.m., Eastern Daylight Time, on May 15, 2001, at which time the Baileys beneficially owned 1,000,000 shares.

                           The Baileys, together, have the shared power to vote or to direct the vote of 1,000,000 Shares and have the shared power to dispose of or to direct the disposition of 1,000,000 shares. The Baileys granted an irrevocable option (the "Option") to New Mountain Partners, L.P. and DB Capital Investors, L.P. (together, the "Investors"), pursuant to the Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron
                           K. Bailey, Beverly W. Bailey, and the Investors, which is incorporated by reference in Exhibit 2 herein, to purchase the Shares at a purchase price equal to $30.00 per share on or prior to the close of business on May 15, 2004. Until there is an exercise of the Option by either of the Investors, the Baileys retain both shared voting and dispositive power over the Shares.

                  (b)      Percent of class:

                           The Shares represent 12.0% of the outstanding common stock (based on 8,339,882 shares of common stock outstanding as of May 16, 2001).

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    0 shares

                           (ii)     Shared power to vote or to direct the vote:

                                    1,000,000 shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0 shares

                           (iv) Shared power to dispose or to direct the disposition of:

                                    1,000,000 shares


Item 5:           Ownership of Five Percent or Less of Class:

                  Not applicable.

                                 SCHEDULE 13G


CUSIP No.      863236105              Page       5       of    8      Pages
           ------------------               -----------     ---------

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9:           Notice of Dissolution of Group:

                  Not applicable.

Item 10:          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.      863236105              Page       6       of    8      Pages
           ------------------               -----------     ---------

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

                                      Date:  May 23, 2001


                                      By:  /s/ Ron K. Bailey
                                           -------------------------------
                                           Ron K. Bailey

                                      By:  /s/ Beverly W. Bailey
                                           -------------------------------
                                           Beverly W. Bailey

CUSIP No.      863236105              Page       7       of    8      Pages
           ------------------               -----------     ---------

                                                                    EXHIBIT 1
                                  AGREEMENT

                  Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of common stock of Strayer Education, Inc. by Ron K. Bailey and Beverly W. Bailey.

                  This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

                  EXECUTED as a sealed instrument this 23rd day of May, 2001.



                                         By:  /s/ Ron K. Bailey
                                              ---------------------------
                                              Ron K. Bailey

                                         By:  /s/ Beverly W. Bailey
                                              ---------------------------
                                              Beverly W. Bailey

CUSIP No.      863236105              Page       8       of    8      Pages
           ------------------               -----------     ---------

                                                                      EXHIBIT 2

                     DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated by reference herein:

1. Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron K. Bailey, Beverly W. Bailey, and New Mountain Partners, L.P. and DB Capital Investors, L.P. filed as an annex to Strayer Education, Inc.'s Definitive Proxy Statement filed on February 14, 2001.